

November 1, 2023

Kory Wentworth
Chief Financial Officer
Entrada Therapeutics, Inc.
One Design Center Place
Suite 17-500
Boston, MA 02210

> **Re: Entrada Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 6, 2023**
> **Form 10-Q for the Six Months Ended June 30, 2023**
> **Filed August 8, 2023**
> **File No. 001-40969**

Dear Kory Wentworth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period ended June 30, 2023

Notes to Condensed Consolidated Financial Statements (Unaudited)
13. Collaboration and License Agreements, page 23

1. You disclose that simultaneously with the Vertex Agreement, you entered into a Stock Purchase Agreement whereby Vertex purchased 1,618,613 shares of your common stock for $26.3 million (or $16.26 per share). You also disclose that $6.9 million of this amount was considered a share premium and included in the total transaction price. Please provide us with your calculation of the share premium, including the quoted share price on the closing date as well as the discount for lack of marketability assumed. Please further explain the reason for including a discount for lack of marketability in your fair value calculation given that the shares are publicly traded. Finally, tell us your consideration of filing the Vertex Agreement and related Stock Purchase Agreement as exhibits.

Kory Wentworth
Entrada Therapeutics, Inc.
November 1, 2023
Page 2

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences